TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008

(Stated in Canadian Dollars)

Unaudited - Prepared by Management

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
(Stated in Canadian Dollars)

	August 31, 2008 Unaudited	August 31, 2007 Unaudited	May 31, 2008 Audited
ASSETS
Current	$	$	$
Cash	79,159	85,048	215,294
Amounts receivable	18,090	92,677	31,665
Prepaid expenses	57,845	12,018	30,312 8,067
	155,094	189,743	277,271
Investments (Note 4)	1,858	4,026	2,208
Equipment (Note 5)	12,525	16,273	13,283
Gas Wells (Note 6)	-	280,131	-
Mineral Property Interests (Note 7)	196,855	237,577	196,855
Deferred Exploration Expenditures (Note 7)	2,932,238	3,003,614	2,932,238
	3,298,570	3,731,364	3,421,855
LIABILITIES
Current
Accounts payable and accrued liabilities	118,757	103,625	107,364
Advances from (to) related parties (Note 8)	(746)	125,364	27,869
	118,011	228,989	135,233
SHAREHOLDERS’ EQUITY
Share Capital (Note 9)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
49,587,528 (2007 – 43,577,528) common shares	12,031,827	11,228,688	12,031,827
Contributed Surplus	332,404	285,754	332,404
Accumulated Other Comprehensive Income (Loss)	(2,168)	-	(1,818)
Deficit	(9,181,504)	(8,012,067)	(9.075,791)
	3,180,559	3,502,375	3,286,622
	3,298,570	3,371,364	3,421,855

Approved on Behalf of the Board of Directors:

 “J. Robertson”   Director                                                                                                  “J. Lorette”     Director

The accompanying notes are an integral part of these consolidated financial statements
Unaudited - Prepared by Management (2)

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF OPERATIONS
(Stated in Canadian Dollars)
	Three Months Ended
August 31, 2008		August 31,2007
	$	$

Revenue:
Oil & Gas Income	7,873	6,419
Expenses
Professional fees	14,670	16,993
Publicity, promotion and investor relations	54,269	5,503
Management and directors fees	22,358	12,187
Secretarial fees and benefits	10,439	999
Oil and gas production, royalties and other	6,505	1,576
Office supplies and sundry	2,603	3,018
Filing and regulatory fees	4,039	25,556
Office rent and utilities	3,035	3,111
Travel, auto and entertainment	7,145	6,313
Transfer agent fees	967	938
Telephone	2,831	2,939
Foreign exchange (gain) loss	4,314	(2,636)
Depletion of gas wells	-	7,804
Amortization	757	997
	133,932	85,298
Operating Income (Loss)	(126,059)	(78,879)
Other Income (Expenses)
Interest income	678	13
Interest expense	(187)	(206)
Recoverable expenditures	26,577	-
Exploration expenditures written off	(6,722)	-
	20,346	(193)
Net Income (Loss) for Period	(105,713)	(79,072)
LOSS PER SHARE – Basic and diluted	(0.002)	(0.002)
Weighted Average Shares Outstanding	49,587,528	40,869,966

The accompanying notes are an integral part of these consolidated financial statements

Unaudited - Prepared by Management (3)

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Stated in Canadian Dollars)

	Three Months Ended August 31,
	2008	2007
	$	$
Cash Flows from Operating Activities
Revenue receipts	11,185	6,030
Receipts of interest income	678	13
Payments to suppliers for goods and services	(112,661)	(210,253)
	(100,798)	(204,210)
Cash Flows from Financing Activities
Share capital issued for cash	-	324,750
Related parties advances (repayments)	(28,615)	(28,077)
	(28,615)	296,673
Cash Flows from Investing Activities
Exploration expenditures	(6,722)	(3,871)
Purchase of mineral property interests	-	(6,491)
	(6,722)	(10,362)
Increase (Decrease) in Cash	(136,135)	82,101
Cash (Deficiency), Beginning of Period	215,294	2,947
Cash (Deficiency), End of Period	79,159	85,048

Non-Cash Financing Activities:
Write down of Linux Gold Inc. shares to market value                                                                                                                                                          (350)

The accompanying notes are an integral part of these consolidated financial statements (4)

TERYL RESOURCES CORP.

THREE MONTHS ENDED AUGUST 31, 2008

The accompanying notes are an integral part of these consolidated financial statements

Unaudited - Prepared by Management

Teryl Resources Corp.
Consolidated Statements of Shareholders' Equity

	Share Capital		Contributed	Income/	Subscript
	Number	Amount	Surplus	(Loss)	Received	Deficit	Total

Balance - May 31, 2007	40,862,528	$10,938,258	$258,754	($1,169)	$70,000	($7,932,995)	$3,262,017
Re-evalution of invest.
to market value at
June 1, 2007
Unrealized losses on
available-for-sale
investments				($649)			($649)
Subscription Refunded					($70,000)		($70,000)
Stock Option Exercised	10,000	$1,500					$1,500
Private Placements	8,715,000	$1,307,250					$1,307,250
Share Issue Costs		($90,842)					($90,842)
Fair Value of vested			$21,311				$21,311
stock options granted
Fair Value of brokers'
warrants granted		($25,339)	$25,339
Net Loss for the Year						($1,142,796)	($1,142,796)

Balance - May 31, 2008	49,587,528	$12,031,827	$332,404	($1,818)	$0	($9,075,791)	$3,286,622
Unrealized losses on				($350)			($350)
available-for-sale
investments
Net Loss for the Period						($105,713)	($105,713)

Balance - August 31, 2008	49,587,528	$12,031,827	$332,404	($2,168)	$0	($9,181,504)	$3,180,559

(5)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985.  Its shares are listed on the TSX Venture Exchange.

The Company makes expenditures on acquiring mineral properties and carries out exploration on the properties.  It also acquires oil and gas property interests and participates in drilling wells. Recoverability of the amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis.  The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing.  The Company has incurred a loss of $ 105,713 in the period ended August 31, 2008 (2007 - $ 79,072).  These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable continue as a going concern.

2.		RECENTLY ADOPTED CANADIAN ACCOUNTING POLICIES:
	a)	Financial Instruments – Recognition and Measurement, Hedging and Comprehensive Income

Effective June 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges, prospectively without restatement.  These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these Handbook Sections had no impact on the opening deficit.

Under Section 3855, financial instruments must be classified into one of these five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities that are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

(6)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

2.		RECENTLY ADOPTED CANADIAN ACCOUNTING POLICIES (Continued):

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, and promissory notes are classified as other financial liabilities.  Marketable securities are classified as available-for-sale which are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

	b)	Financial Instruments – Disclosures

In March 2007, the CICA issued Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial instruments - Presentation, which together compromise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective May 31, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

	c)	Accounting Changes

Section 1506, Accounting Changes, establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.  The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

	d)	Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective May 31, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

	e)	Capital Disclosures

The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital.  This new section will be effective for the Company beginning June 1, 2008.

(7)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

3.		SIGNIFICANT CANADIAN ACCOUNTING POLICIES:
	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc.  Teryl, Inc. was incorporated on November 17, 1988 in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests, the Texas oil and gas well interests and the Arizona mineral property interests.

	b)	Equipment:
The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful life at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

c)	Accounting for Oil and Gas Well Interests:

The Company follows the successful efforts method of accounting for its oil and gas properties, and related equipment.  Costs of exploratory wells are initially capitalized pending determination of proven reserves.  Costs of wells that are assigned proved reserves remain capitalized, while costs of unsuccessful wells are charged to operations.  All other exploration costs, including geological and geophysical costs, are charged to operations as incurred.  Development costs, including the cost of all wells, are capitalized.

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment.  Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset.  If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

On the sale or retirement of a complete unit of a proven property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized.  On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.  On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually.  If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.  In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company’s proportionate interest in such activities.

(8)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

3.		SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued):
	c)	Accounting for Mineral Property Interests

The Company capitalizes its acquisition costs of mineral properties (including finder’s fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

i)	If property sold outright - costs written off entirely against proceeds.
ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
v)	If property abandoned - costs written off entirely.

e)	Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

f)	Foreign Exchange Translations
The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

i)	Monetary items at the rate prevailing at the balance sheet date.
ii)	Non-monetary items at the historical exchange rate.
iii)	Revenue and expense at the average rates in effect during the year.

Gains or losses arising on translation are included in the consolidated statements of operations.
g)	Investments

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available-for-sale with unrealized gains and losses included in stockholders' equity. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

h)	Vesting of Stock Options
i)	First exercise – 25% at any time during the term of the option;
ii)	Second exercise – 25% any time after 90 days from date of First exercise;
iii)	Third exercise – 25% any time after 90 days from date of Second exercise; and
iv)	Final exercise – 25% any time after 90 days from date of Third exercise.

The options expire sixty months from date of grant unless otherwise specified.

(9)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

3.		SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued):
	i)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Companys management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements.  Actual results may differ from those estimates.

	j)	Income Taxes

The Company uses the liability method of accounting for future income taxes, whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values, using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

	k)	Loss Per Share

Basic and diluted loss-per share amounts are computed using the weighted average number of common shares outstanding during the year.  The Company calculates earning per share using a new standard, the treasury stock method.  Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations.  In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the periods ended August 31, 2008 and 2007 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive.  No adjustments were required to the reported loss from operations in computing diluted per share amounts.

	l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock based transactions with officers, directors and outside consultants.  Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus.  The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period.  Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

	m)	Fair Value of Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method to determine the fair value of warrants issued.  Warrants issued to brokers are evaluated by using the Black-Scholes model.

(10)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

3.		SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued):
	n)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs.  Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

	o)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities.  The liabilities are calculated using the net present value of the cash flows required to settle the obligation.  A corresponding amount is capitalized to the related asset.  Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset.  The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses.  As at August 31, 2008 and 2007, the Company did not have any asset retirement obligations.

	p)	Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”).  A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary.  The Company adopted the Guideline effective June 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

	q)	Comparative Figures
Certain comparative figures have been reclassified to conform to the current year’s presentation.

4.	INVESTMENTS
At August 31, 2008 the Company owned 15,880 common shares of Linux Gold Corp. The investment is carried at a market value of $ 1,857 (2007 – carried at cost of $ 4,026; market value - $ 2,516)

5.	EQUIPMENT

	2008	2007

Furniture and fixtures – at cost	27,010	27,010
Less: Accumulated amortization	(17,934)	(15,665)
	9,076	11,345
Automotive equipment – at cost	15,531	15,531
Less: Accumulated amortization	(12,082)	(10,603)
	3,449	4,928
	12,525	16,273

(11)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

6.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.  The carried cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc. to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $ 103,045 ($ 92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $ 104,461 ($ 92,500 US) and on July 31,2006, in the Clarence Bright #1 natural gas well for $ 104,673 ($ 92,500 US).  All three wells are located in Knox or Laurel Counties, Kentucky.  The three wells commenced production late in 2006.  During the may 31, 2008 year, the Company wrote off the carrying costs of the wells to $ Nil, since the wells have no proven economic reserves.

2008	2007

Ken Lee #1 – at cost	-	103,045
Less: Accumulated amortization	-	(12,880)
	-	90,165
Elvis Farris #2 – at cost	-	104,461
Less: Accumulated amortization	-	(11,318)
	-	93,143

Clarence Bright #1 - at cost	-	104,673
Less: Accumulated amortization	-	(7,850)
	-	96,823
	-	280,131

7.	MINERAL PROPERTY INTERESTS

	BALANCE			BALANCE
	MAY 31		WRITE-	AUG. 31
	2008	ADDITIONS	OFFS	2008

Property acquisition costs
Silverknife	$1	$-	$-	$1
Fish Creek	49,538	-	-	49,538
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	$196,855	$-	$-	$196,855

(12)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

	BALANCE			BALANCE
	MAY 31		WRITE-	MAY 31
	2007	ADDITIONS	OFFS	2008

Property acquisition costs
Silverknife	$1	$-	$-	$1
Fish Creek	49,538	-	-	49,538
Gold Hill	34,231	26,474	(60,705)	-
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	$231,086	$26,474	$(60,705)	$196,855

A.	Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR.  The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. entered into an agreement, on March, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000 CDN). An additional 100,000 shares were issued February 14, 2007 for a deemed value of $16,000 CDN in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% net royalty interest until the Company pays $ 2,000,000 US.

C.	Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group (7 claims) located in the Warren Mining District, Cochise County, Arizona, USA,  that are subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

a)	$5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),
b)	$38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter (all required quarterly payments have been made),
c)	complete a $50,000 US first phase exploration program conducted by the Vendors,
d)	$250,000 US per year upon commencement of production.

(13)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

7.		MINERAL PROPERTY INTERESTS (Continued)
C.
Gold Hill, Cochise County, Arizona, USA  (Continued)
A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).  The Company elected to terminate its agreement with the Vendors at the year-end as to the original 7 patent claims and to abandon the other 28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.  Additional exploration expenditures of $ 6,722 were written off at August 31, 2008.

D.
West Ridge, Dome Creek, Alaska, USA
 Pursuant to various agreements the Company, earned a 100% interest in the West Ridge mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.  The Company has been conducting an exploration program over the past few years.

E.
Gil Venture, Dome Creek, Alaska, USA
Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska.  On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims.  Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs earning them an 80% participating interest in the property with the Company retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, was doing exploration work on this property.  No expenditures were made during the May 31, 2008 and 2007 year-ends.  An exploration program is commencing in late 2008.

Deferred Exploration Expenditures	Three months ended Aug. 31,
	2008	2007
Fish Creek Claims
Insurance, lease, property tax and assays	-	316
	-	316
Gold Hill Claims
Drilling and augur	3,445	2,231
Work assessments and assays	3,277	1,324
	6,722	3,555
Exploration expenditures for the Period	6,722	3,871
Exploration Expenditures Written off:
Written off re terminated, abandoned or inactive claims	(6,722)	-
	-	3,871
Exploration Expenditures, Beginning of Period	2,932,238	2,999,743
Exploration Expenditures, End of Period	2,932,238	3,003,614

(14)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

8.	ADVANCES FROM (TO) RELATED PARTIES

Advances to related parties:
	2008	2007

International Diamond Syndicate Ltd.	$1	$1
IAS Energy, Inc.	305	-
Linux Gold, Inc.	66,627	-
Reg Technologies Inc.	3,285	-

	70,218	1

Advances from related parties:
	2008	2007

Access Information Systems	-	6,000
Information-Highway.com, Inc.	21,146	5,566
JGR Petroleum, Inc.	24,456	44,564
Linux Gold, Inc.	-	43,381
Rainbow Networks Inc.	23,442	25,426
REGI US, Inc.	428	428
SMR Investments Ltd.	-	-
	69,472	125,365
Advances (to) from related parties	$(746)	$125,364

Advances from/to related companies bear no interest and have no fixed repayment terms.

9.	SHARE CAPITAL

Authorized share capital consists of:

100,000,000	voting common shares with no par value
5,000,000	non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval.  No Preferred Shares have been issued to the date of these financial statements.

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit.  Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share and in the second year for $0.25 per share.

(15)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

On February 14, 2008, an employee exercised a stock option for 10,000 shares at a price of $ 0.15 per share.

On February 22, 2008, the company issued 6,000,000 units of capital stock pursuant to a Private Placement, with 77 placees, at a price of $ 0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.  238,400 broker’s share purchase warrants were issued as commissions valued at $ 25,339, which has been recorded as Contributed Surplus on the Balance Sheet.

On June 30, 2007, 250,000 stock options expired unexercised.

On November 7, 2007, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.22 per share for five years.

On January 25, 2008 the company entered into an investor relations agreement with KCrew Communications Inc. for three months at $ 8,500 per month.   The company granted KCrew a stock option to purchase up to 300,000 common shares at a price of $ 0.15, which expired May 25, 2008.

On March 4, 2008 a consultant’s option for 75,000 common shares at a price of $ 0.40 expired and was replaced on March 10, 2008 with an option for 75,000 shares at a price of $ 0.21 expiring March 10, 2013.

During the period ended August 31, 2008 the Company had the following stock option activity:

	Number of Options	Weighted Average Exercise Price

Balance, May 31, 2007:	2,487,500	0.21

Exercised	(10,000)	0.15
Expired	(625,000)	0.23
Granted	400,000	0.17

Balance, May 31 and August 31, 2008	2,252,500	$0.20

(16)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

During the year ended August 31, 2008 the Company had the following warrant activity:
	Number of Warrants	Weighted Average Exercise Price

Balance, May 31, 2007:	2,418,340	0.28

Expired	(2,418,340)	0.28
Granted	8,953,400	0.20

Balance, May 31 and August 31, 2008	8,953,400	$0.20

Outstanding Commitments to Issue Shares

At August 31, 2008, the following commitments to issue shares were outstanding:

TYPE OF	NUMBER OF		EXPIRY
COMMITMENT	SHARES	PRICE	DATE

Private placement warrants	2,715,000	$0.25	Aug. 30, 2009
Private placement warrants	6,238,400	$0.20	Feb. 22, 2009
Consultants options	112,500	$0.20	October 20, 2008
Consultants options	300,000	$0.45	November 13, 2008
Directors options	40,000	$0.15	March 5, 2009
Consultants option	25,000	$0.30	June 11, 2011
Employee option	25,000	$0.18	November 2, 2011
Directors/Employee options	1,650,000	$0.15	April 24, 2012
Employee option	25,000	$0.22	November 7, 2012
Consultant option	75,000	$0.21	March 10, 2013

	11,205,900

Stock Based Compensation Expense:
The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted:
	2008	2007

Expected volatility	126%	130%
Weighted average risk-free interest rate	2.47%	4.11%
Expected life	1.50 years	4.73 years

(17)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

The following table summarizes information about the stock options outstanding at August 31, 2008:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Options Exercisable
$0.20	112,500	0.42	112,500
0.45	300,000	0.50	300,000
0.15	1,690,000	3.85	1,690,000
0.30	25,000	3.05	25,000
0.18	25,000	3.50	25,000
0.22	25,000	4.50	25,000
0.21	75,000	4.83	75,000
$0.19	2,252,500	3.95	2,252,500

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Effective June 1, 2007, the Company adopted new accounting standards issued by CICA relating to financial instruments see Note 2. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements. The detail of accumulated other comprehensive income is as follows:

	2008	2007

Accumulated other comprehensive loss, May 31, 2007	$-	$-
Adjustment for CICA 3855 adoption	(1,169)	-
Unrealized losses arising during the year	(649)	-
Accumulated other comprehensive loss, May 31, 2008	$(1,818)	$-
	(350)	-

Accumulated other comprehensive loss, August 31, 2008	$(2,168)	$-

(18)

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

11.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s future tax assets as of August 31 are as follows:

	2008	2007
Non-capital losses carry forwards	$804,000	$838,000
Equipment	14,000	17,000
Resource deductions	474,000	482,000
	1,292,000	1,337,000
Valuation allowance	(1,292,000)	(1,337,000)

Future income tax asset	$-	$-

A reconciliation of the combined federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2008	2007
Statutory tax rate	32%	34%
Income tax recovery at statutory rate	(172,300)	(157,700)
Temporary differences	17,300	9,800
Permanent differences	36,000	36,100
Effect of change in tax rate	11,700	-
Tax benefits not recognized	107,300	111,800
	$-	-

The Company has non-capital losses of approximately $ 3,130,3000 (2007 - $ 2,816,000), which expire over the years 2009 to 2028.  The Company also has cumulative exploration expenses in the amount of $1,928,000 (2007 - $1,926,000) in Canada, which can be carried forward indefinitely.

12.	COMMITMENTS

On December 7, 2007 the Company entered into a consulting agreement with Renmark Financial Communications to provide investor relations services from December, 2007 to November, 2008.  The fees were $ 6,000 per month for December, 2007 through May, 2008.  The Company cancelled this agreement effective June 1, 2008.

13.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company, which shares office facilities, staff and several directors.

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TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2008
(Stated in Canadian Dollars)

13.	RELATED PARTY TRANSACTIONS (Continued)

SMR Investments Ltd., is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services.  The Company was charged management fees by SMR of $ 7,500 during the current period (2007 - $ 7,500).  As of August 31, 2008, $49,758 (2007 -$ 19,758) was payable to SMR by the Company.

The Company owns 15,880 shares of Linux Gold Corp., a BC public company with common directors, staff and office facilities.

During the August 31, 2008 period, directors fees of $ 4,500 (2007 - $ 3,000) were paid to J. Robertson, President of the Company.  Administration consulting fees of $ 6,600 (2007 - $ 500) were paid to J. Lorette, a director of the company.  Secretarial  and consulting fees of $ 2,850 (2007 - $ Nil) were paid to M. van Oord, a director of the company.

During the August 31, 2008 period, fees of $ 3,758 (2007 - $ 687) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

14.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999.  Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. On August 29, 2007 the final six subscribers agreed to a settlement of $ 70,000 Cdn. ($ 50,250 US).  On October 17, 2006, the authorized capital for Teryl, Inc. was reduced to 10,000 common shares, which resulted in a rollback to 1 common share for each 10,000 outstanding.

(20)